FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 6 May 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

April Traffic and Capacity Statistics	6 may 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	6 May 2004
Sarah Billington Manager Shareholder Services

TRAFFIC AND CAPACITY STATISTICS - April 2004

Summary of the headline figures

Comparisons of April 2004 traffic and capacity statistics with April 2003 must take into account the weak base due to the impact of the war with Iraq and SARS.

In April 2004, passenger capacity, measured in Available Seat Kilometres, was 6.7 per cent above April 2003 and traffic, measured in Revenue Passenger Kilometres, was higher by 16.1 per cent. This resulted in a passenger load factor up 6.2 points versus last year, to 75.5 per cent. The increase in traffic comprised a 28.1 per cent increase in premium traffic and a 14.5 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 29.5 per cent. Overall load factor rose 4.4 points to 69.4 per cent.

Market conditions

Market conditions are unchanged. Longhaul premium volumes continue above last year's levels, and shorthaul premium remains weak. Non-premium traffic volumes remain very sensitive to yield.

In 2003, March and April were the months worst affected by the war in Iraq and SARS. Premium traffic was down about 25% in both months. The major effect of war and SARS did not continue beyond the summer.

Strategic Developments

BA launched its first new masterbrand TV commercial for four years which showcases the airline's innovative products and its commitment to customer service.

A new sleeper service to give customers an even better and longer night's sleep was launched for British Airways' Club World customers on a range of overnight flights from North America and the Middle East to London Heathrow. A new champagne bar for passengers was opened in the First lounge at London Heathrow's Terminal One for BA's First Class passengers and Gold Executive Club members

Customers flying to Australia with British Airways and Qantas were able to use e-tickets for the first time. BA aims to achieve 100 per cent e-ticket by December 2004.

British Airways is adding 257,000 seats during the summer months with more flights to popular holiday destinations such as Los Angeles, Hong Kong, Cape Town, Mexico City, Buenos Aires and Dubai. The airline is also providing 14,000 extra seats on flights between London and Portugal to ensure as many football fans as possible can get to Euro 2004.

May 6, 2004

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

Month of April

BRITISH AIRWAYS GROUP			Change
SCHEDULED SERVICES	2004	2003	(%)
Passengers carried (000)
UK/Europe	2025	1985	+2.0
Americas	628	556	+12.9
Asia Pacific	130	90	+44.3
Africa and Middle East	244	185	+32.2
Total	3028	2817	+7.5

Revenue passenger km (m)
UK/Europe	1788	1654	+8.1
Americas	4190	3760	+11.5
Asia Pacific	1351	987	+37.0
Africa and Middle East	1617	1303	+24.1
Total	8946	7704	+16.1

Available seat km (m)
UK/Europe	2568	2485	+3.4
Americas	5222	5048	+3.5
Asia Pacific	1842	1636	+12.6
Africa and Middle East	2221	1942	+14.4
Total	11855	11110	+6.7

Passenger load factor (%)
UK/Europe	69.6	66.6	+3.0	pts
Americas	80.2	74.5	+5.7	pts
Asia Pacific	73.3	60.3	+13.0	pts
Africa and Middle East	72.8	67.1	+5.7	pts
Total	75.5	69.3	+6.2	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	399	308	+29.5
Total RTK	1286	1076	+19.5
Available tonne km (m)	1853	1656	+11.9

Overall load factor (%)	69.4	65.0	+4.4	pts

* Comparative numbers from 1 July 2002 have been adjusted to remove the impact of dba following its disposal on 30 June 2003

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's 'Future Size and Shape' programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2003.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602